FORM 51-102F3
MATERIAL CHANGE REPORT

Item One – Name and Address of Company

NovaGold Resources Inc.
PO Box 49215, Four Bentall Centre
#3454 – 1055 Dunsmuir Street
Vancouver BC V7X 1K8

Item Two - Date of Material Change

March 1st, 2005

Item Three - News Release

The attached press release was issued in Vancouver, British Columbia on March 1st, 2005 via CCN Matthews.

Item Four - Summary of Material Change

March 1st, 2005, NovaGold Resources Inc. (AMEX, TSX: NG) announced its financial and operating results for the year ended November 30, 2004.

Item Five - Full Description of Material Change

On March 1st, 2005, NovaGold Resources Inc. (AMEX, TSX: NG) announced its financial and operating results for the year ended November 30, 2004. Details of the Company’s financial results are described in the audited consolidated financial statements and Management’s Discussion and Analysis. This and the details on each of the Company’s projects including resource estimates can be found on the Company’s website www.novagold.net and on SEDAR www.sedar.com.

Management’s Discussion and Analysis

General

This Management’s Discussion and Analysis of NovaGold Resources Inc. (NovaGold or the Company) is dated February 28, 2005 and provides an analysis of NovaGold’s financial results for the year ended November 30, 2004 compared to the previous year. At February 25, 2005 the Company has 66.1 million common shares issued and outstanding. The following information should be read in conjunction with the Company’s November 2004 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). The accounting policies have been consistently followed in preparation of these financial statements except that at December 1, 2003 the Company prospectively adopted the revised requirements of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 “Accounting for Stock-Based

Compensation and Other Stock-Based Payments”. All amounts are expressed in Canadian dollars unless otherwise indicated.

On July 15, 2004, the Company acquired all of the approximately 45% of the outstanding common shares of SpectrumGold Inc. (SpectrumGold) not previously held by the Company in a share exchange at a ratio of 1 share of the Company for each 1.35 shares of SpectrumGold. The Company issued 8,573,518 common shares to SpectrumGold shareholders to acquire the remaining interest at a deemed price of $6.41 per share, being the market price at the date the proposed arrangement was announced. On July 15, 2004, the Company also assumed existing SpectrumGold stock options, warrants and a property option agreement under which 1,734,072, 74,074, and 222,222 of the Company’s shares were issuable to the holders, respectively, and SpectrumGold became NovaGold Canada Inc. The total purchase price allocated to the shares issued and convertible instruments assumed was $64.1 million of which $9.4 million was allocated to the book value of acquired minority interest and $85.0 million was added to the carrying value of the Galore Creek project including $30.3 million provided for future income taxes under purchase accounting. The minority interest shown in the consolidated statements of operations and deficit relates only to the period to July 15, 2004.

Description of Business

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is advancing four of the largest undeveloped resources in North America: the Galore Creek gold-silver-copper project, the Donlin Creek gold project in partnership with Placer Dome, the Ambler project in partnership with subsidiaries of Rio Tinto and the Company’s Nome, Alaska operations. NovaGold had $56 million of cash at November 30, 2004 with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. The Company is listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol “NG”.

The Company’s major properties are:

•	a joint venture interest in the Donlin Creek gold property in Alaska,
•	the Galore Creek gold-silver-copper property in northwest British Columbia,
•	the Ambler copper-zinc-silver-gold property in Alaska, and
•	the Rock Creek, Big Hurrah and Nome Gold properties near Nome, Alaska.

Donlin Creek
The Company’s flagship project is the Donlin Creek property which contains a measured and indicated resource estimated at 11 million ounces of gold and an inferred resource estimated at 14.3 million ounces of gold, making it one of the largest undeveloped gold resources in North America. The Company’s 70% interest in Donlin Creek is held through a joint venture with Placer Dome US (Placer Dome). Placer Dome became manager of the joint venture effective November 2002 and can earn a 70% interest (diluting NovaGold to 30%) in the joint venture by expending US$32 million on the property, completing a bankable feasibility study and making a positive construction decision, for a mine that would produce at least 600,000 ounces of gold per annum, on or before November 2007. At the current daily production throughput being contemplated of 30,000 tonnes per day the property would produce at least 1,000,000 ounces per annum of gold for multiple years.

Galore Creek
The Company’s Galore Creek property is held under a 100% option by NovaGold, and contains an indicated resource estimated at 3.6 million ounces of gold and 4.0 billion pounds of copper and an inferred resource estimated at 1.4 million ounces of gold and 0.9 billion pounds of copper, and is one of the largest undeveloped gold-copper resources in North America. NovaGold also has an option to earn an 80% interest in the nearby Copper Canyon deposit which contains an additional inferred resource of 2.8 million ounces of gold, 38 million ounces of silver and 1.2 billion pounds of copper. In addition there are several other identified deposits for which resources are currently being estimated. Based on a Preliminary Economic Assessment conducted by the international, independent engineering services firm Hatch, a 30,000 tpd milling operation could produce 200 million pounds of copper concentrate containing 270,000 ounces of gold and 1.8 million ounces of silver annually during the first five years of mine life.

Ambler
The Ambler project is located approximately 180 miles southeast of the largest zinc mine in the world: Teck-Cominco's Red Dog mine in northwestern Alaska. NovaGold is acquiring a 51-percent interest in the Ambler property through an option agreement with Kennecott Exploration Company and Kennecott Arctic Company, subsidiaries of Rio Tinto plc. NovaGold is manager of the project through to the completion of a final positive feasibility study. An historic inferred resource of 36.3 million tonnes grading 4% copper, 5.5% zinc, 0.8% lead, 0.7 g/t gold and 54.9 g/t silver has been estimated for the Arctic deposit, one of a series of massive sulfide copper-zinc-lead-gold-silver deposits in the Ambler Mining district. This resource contains 3.2 billion pounds of copper, 4.2 billion pounds of zinc and 640 million pounds of lead, 817,000 ounces of gold and 62.1 million ounces of silver.

Nome Operations
The Nome Operations consist of three separate advanced development stage projects located near the town of Nome, Alaska: Rock Creek, Big Hurrah and Nome Gold – all owned 100% by NovaGold. Each one is described below:

Rock Creek
The Rock Creek property is located 8 miles north of Nome, Alaska and contains a measured and indicated resource estimated at 0.55 million ounces of gold and an inferred resource estimated at 0.56 million ounces of gold. Independent engineering firm Norwest Corporation completed a Preliminary Economic Study on the Rock Creek property for the Company in August 2003 and the Company has since initiated a Feasibility Study to evaluate the economics for the development of a mine that could produce 100,000 ounces of gold annually.

Big Hurrah
The Big Hurrah property is located 40 miles east of Nome, Alaska on the existing road system. The Company is currently evaluating an historical resource containing approximately 100,000 ounces of near-surface gold mineralization that could be mined and trucked to a milling facility located at Rock Creek. This smaller, but higher grade material would supplement the Rock Creek deposit.

Nome Gold
The Nome Gold property is located 3 miles north of Nome, Alaska and contains a measured and indicated resource estimated at 1.2 million ounces of gold and an inferred resource estimated at 1.1 million ounces of gold. The resources are hosted by near-surface unconsolidated sands and gravels. More than 4 million ounces of gold have been extracted from the land owned by the Company since discovery around 1900. Mining was shut-down on the project in 1998 due to low gold prices at the time. In 2004 the Company commenced engineering studies to evaluate the viability of restarting mining operations at the property using modern mining and milling techniques. This work will continue in 2005.

Results of Operations

Revenues from the Company’s land and gravel sales, gold royalties and other revenues were $2.5 million during the year ended November 30, 2004 compared with $1.2 million in 2003 and $2.1 million in 2002. The increase in revenues is mainly due to increased land sales within the Nome, Alaska city limits. Interest income increased to $1.3 million for the year ended November 30, 2004 compared with $0.3 million in 2003 and $0.2 million in 2002 due to the Company’s larger cash balances held during the year and the implementation of a formal cash management program in 2003. The Company had anticipated a significant land sale for the expansion of the Nome airport in 2004 however, in February 2005, the Company received notification that the authorities will not be pursuing the airport expansion.

Expenses were $12.0 million for the year ended November 30, 2004 compared with $8.3 million in 2003 and $5.5 million in 2002, including in those years $5.8 million, $23,000 and zero, respectively, for stock based compensation for which an equivalent amount was added to shareholders’ equity. Under the new CICA rules there was a charge for stock-based compensation of $5.8 million during the year for options granted to directors, officers, employee and service providers. As permitted by the new rules in CICA 3870, the Company elected for the year ended November 30, 2003 not to apply fair value accounting and to measure the compensation cost using the intrinsic value method for awards of stock options to officers, employees and directors under the Company’s stock-based compensation plan and to only recognize the stock-based compensation charge of $23,000 for options granted to non-employees. There was no comparable charge in 2002.

Other items of significance are the write-downs of mineral properties and the foreign exchange gain or loss. The Company recorded a mineral property write-down of $0.3 million during 2004 compared with $1.6 million in 2003 and $0.9 million in 2002. In 2004, the write-down is associated with the Company’s plans to sell 650399 BC Ltd (BC Ltd), a wholly-owned subsidiary of NovaGold Canada Inc. which holds the Company’s Yukon and British Columbia assets other than Galore Creek and its adjacent properties. Since the proceeds from the sale of BC Ltd are anticipated to be $0.3 million less than the assets’ original book value, the Company wrote-down the assets by the same amount. In 2003, the transfer of the Company’s Yukon properties to BC Ltd. resulted in a $1.5 million write-down. The Company recorded a $0.1 million foreign exchange gain in 2004 compared with a $1.1 million foreign exchange loss in 2003 and a $0.3 million gain in 2002. The foreign exchange loss in 2003 was mainly due to the effect of the strengthening of the Canadian dollar during that year on the Company’s US dollar cash positions early in 2003.

Overall general and administrative costs, wages and benefits, corporate development and communications, and professional fees have increased to $6.1 million in 2004 compared with $5.4 million in 2003 and $5.0 million in 2002. General and administrative costs have increased largely because of increased insurance, regulatory, legal and stock exchange fees, and costs of the Company’s expanded listings of its securities. Wages and benefits have increased due to the expansion of staff resources in all areas of the Company required to meet the needs created by increased business including expenditures on mineral exploration and development.

The Company had a net loss of $8.4 million (or $0.14 per share) for the year ended November 30, 2004, compared with a net loss of $7.0 million (or $0.14 per share) in 2003 and a net loss of $3.5 million (or $0.10 per share) in 2002. The net loss in 2004 would have been $2.6 million (or $0.04 per share) excluding the non-cash stock-based compensation charge of $5.8 million during the year. After removing the impact of stock-based compensation, the decrease in net loss is due mainly to increased land sales at the Nome operations and increased interest income from the Company’s cash balances.

Selected Financial Data

Tables describing annual and quarterly information, which were prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP), were included in the release.

The Company carries out exploration activities in Canada and the United States. The Company’s exploration activities are seasonal in nature and programs tend to start late in the spring and complete by November. During the fourth quarter, the Company expended $11.5 million on mineral properties and related deferred costs. Of this amount, $7.4 million related to spending at the Galore Creek project located in northern British Columbia and $1.8 million related to spending at the Rock Creek project located in Nome, Alaska. Also during the fourth quarter, the Company’s board of directors approved a new non-executive directors’ fees payment for the entire year of $0.1 million.

Factors that can cause fluctuations in the Company’s quarterly results are the timing of the Nome land sales, stock option grants and the write-offs of mineral property costs previously capitalized. The majority of the Company’s properties are not yet in production, consequently the Company believes that its loss (and consequent loss per share) is not a significant factor to investors in the Company. Although the Company’s sales revenues are denominated in US dollars and a portion of the expenses are denominated in US dollars, the Company’s cash balances, which are significantly larger than those US amounts, are predominately in Canadian funds and therefore the Company has not been materially susceptible to currency variations in 2004.

Liquidity and Capital Resources

The Company expended $3.2 million on net operating activities during the year ended November 30, 2004 compared with $5.0 million in 2003 and $1.4 million in 2002.

The Company generated net proceeds from financing activities of $25.9 million in 2004 compared with $46.1 million in 2003 and $35.6 million in 2002. The majority of the proceeds arose from private placement share issuances. On October 28, 2004 the Company issued by way of private placement 1,980,200 flow-through common shares at $10.10 per flow-through common share for net proceeds of $18.9 million. As part of this offering, certain directors and employees of the Company purchased 79,600 flow-through common shares. In addition, 99,010 warrants exercisable at $10.10 per share were issued to the agents as part of the private placement of which all of the warrants are outstanding as of the date of this report. An amount equivalent to the gross proceeds of $20.0 million will be renounced for Canadian tax purposes to the purchasers effective December 31, 2004. Under new CICA guidelines, approximately $7.0 million will be deducted from share capital and added to deferred income taxes at the time of renunciation to reflect the tax deductions foregone by the Company. The Company received net proceeds of $33.1 million in 2003 and $31.6 million in 2002 from the issuance of common shares from private placements. The Company received $7.8 million in 2004 from the exercise of stock options and warrants compared to $13.0 million in 2003 and $5.2 million in 2002.

The Company expended $26.4 million on investing activities during 2004 compared with $0.9 million net in 2003 and $14.2 million in 2002. During the year, the Company expended $1.2 million on investments, the largest being a $1.0 million purchase of shares in Pioneer Metals as part of the option on the Grace property, located immediately north of the Galore Creek property. The Company expended $25.9 million in 2004 on mineral properties and related deferred costs compared with $7.3 million in 2003 and $14.0 million in 2002. The majority of the 2004 mineral property expenditures occurred at the Galore Creek and Rock Creek projects. The Company significantly expanded mineral resources at the Galore Creek project and undertook new studies on the potential of developing a mine at the Rock Creek property. In 2003, the Company transferred its Yukon and British Columbia assets into SpectrumGold and initially held less than 50% ownership. Subsequently, the Company participated in a number of private placements in SpectrumGold and secured a controlling interest. The share transactions in SpectrumGold gave rise to several fair value adjustments. In 2002, the primary focus of mineral property expenditures was on the Donlin Creek property in Alaska, USA. In 2002, the Company exceeded US$10 million of expenditures on the Donlin Creek gold property, and thereby earned a 70% interest in the project from Placer Dome, subject to certain back-in rights which Placer Dome has elected to pursue.

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations. The majority of the Company’s expenditures on its properties are of a discretionary nature.

At November 30, 2004, the Company’s aggregate commitments for operating leases totaled $3.3 million. These operating leases include the Company’s leased head office location and certain office equipment. The future minimum lease payments at the year-end are approximately as follows:

in thousands of Canadian dollars
$
2005	117
2006	287
2007	289
2008	285
2009	285
Thereafter	2,013

The Company has no significant financial or other instruments except that its cash balances are largely invested in high quality commercial or bank paper with terms of less than three months that can be easily liquidated.

Outlook

At November 30, 2004 the Company had cash and cash equivalents of $56.1 million. On October 28, 2004 the Company issued by way of private placement 1,980,200 flow-through shares (FTS) for gross proceeds of $20,000,020. Under the FTS agreements the Company agreed to renounce $20,000,020 of qualifying expenditures to the investors effective December 31, 2004, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2005. The Company intends to spend the entire amount on the Galore Creek project located in northern British Columbia prior to December 31, 2005.

In 2005, the Company has budgeted to invest a minimum of $37 million on exploration and development programs on its properties. This work is anticipated to include a minimum of 60,000 meters of drilling with the majority of the work focused on the Galore Creek, Rock Creek and Ambler projects.

At the Galore Creek project, the Company plans to spend $20 million on at least 50,000 meters of drilling with the objective to advance the Inferred mineral resource at Galore to the Indicated category for which quantity, quality and physical characteristics of the deposit can be estimated with confidence to support mine planning and the overall economic viability of the project. The Company plans to spend a minimum $5 million on project engineering and environmental work. The objectives are to complete a pre-feasibility level assessment of the project by mid-2005 using updated resource models from 2004 drilling and latest engineering estimates, to complete an in-fill drilling program to convert inferred mineralization into indicated in all areas, to complete all field engineering studies required to complete a feasibility study by mid-2006, to complete collection and analysis of baseline environmental data and to prepare a formal environmental assessment document and key permit applications for submission by the end of 2005, and to continue to build on our relationship with the Tahltan First Nations and to conclude a legal agreement with the Tahltan regarding project development.

At the Rock Creek project the final feasibility study has been initiated using the services of the independent engineering firm Norwest Corporation. The Company is completing additional infill drilling and metallurgical testwork as part of the final feasibility study. The budget of US$4 million is planned for the development work in 2005 with the objective of the program to advance Rock Creek to a stage of being fully permitted and ready to construct. A further US$1.75 million is anticipated to be expended, mainly on drilling at the Big Hurrah project, located 45 miles from Rock Creek.

The Company is still assessing the results of the 2004 season work at both the Galore Creek and Rock Creek projects and may change the planned expenditures on those projects dependent on the final 2004 season results.

At the Ambler project, the Company plans to spend US$4 million on 6,000 meters of drilling with the objectives to advance the project to Scoping level by continuing the drilling program to define the resource, complete transportation and energy studies, increase the resource base by testing possible ore zone extensions defined through deposit modeling, and confirm and expand mineralization on select outlying prospects and targets.

No financial contribution is required by NovaGold in 2005 for the Donlin Creek project but US$11 million is budgeted to be invested by Placer Dome on engineering and environmental studies for development of the project. Studies in 2004 identified feasible alternatives for project access and power supply.

Related Party Transactions

Effective July 31, 2004, the Company entered into an option agreement with an officer of the Company for the Illinois Creek property located in Alaska, USA for an initial payment of US$20,000. The Company has the option to acquire 100% of the property by making payments totalling US$0.25 million by April 30, 2009, expending US$1.5 million on exploration on the property and making a further payment of US$1.0 million within 30 days of completion of the payments and expenditures, subject to certain extensions. The officer retains a 2% net smelter royalty on the property a portion of which may be purchased by the Company on fixed terms.

The Company is in the process of selling BC Ltd, which holds the Company’s Yukon and British Columbia assets other than the Galore Creek and its adjacent properties. The purchaser is a newly formed company whose president is a director of NovaGold. The proceeds from the sale of BC Ltd are anticipated to be shares in the new company at a deemed value of $2.75 million, plus a cash payment equivalent to the cash existing in BC Ltd at the time of the sale. The sale proceeds are equivalent to the consolidated book value of the assets in BC Ltd and thus no gain or loss on the sale is anticipated. The Company intends to option back certain exploration rights to the Brewery Creek property from the purchaser.

Critical Accounting Estimates

The most critical accounting principles upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and the amount of future reclamation obligations.

Mineral Properties and Related Deferred Costs
The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the CICA Handbook Section 3063 “Impairment of Long-Lived Assets”.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows expected to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof. The discovery or establishment of adequate reserves is dependent on successful exploration. Competition for exploration resources at all levels is currently very intense, particularly affecting availability of manpower, drill rigs and helicopters. As a result of this, and other factors inherent in exploration, the Company has uncertainty that it will be able to carry out its planned exploration programs.

Reclamation Costs
The amounts recorded for reclamation costs are estimates based on engineering studies and management’s assessment of the work that is anticipated to remediate old mine workings of the Company’s Nome Gold and Murray Brook sites, and exploration remediation at the Galore Creek project. Actual results could differ from these estimates.

The Company’s accounting policies are described in note 2 to the consolidated financial statements.

Change in Accounting Policies

On December 1, 2003 the Company prospectively adopted the revised requirements of Handbook Section 3870 “Accounting for Stock-Based Compensation and Other Stock-Based Payments” whereby the fair value of awards to both employees and non-employees are charged to the income statement. The Company granted 1,860,000 stock options to directors, officers, employees and service providers and recorded a stock-based compensation charge of $5.8 million during the year.

Risk Factors

Exploration and Development
Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

The Company is earning an interest in certain of its key properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions include making property payments, incurring exploration expenditures on the properties, and satisfactory completion of certain pre-feasibility studies and third party agreements. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-down its previously capitalised costs related to that property.

Resource Estimates
There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the measured and indicated levels of gold will be realized. Declines in the market price for gold may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

Price Volatility-Gold and Other Metals
The market price for gold and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold and other metals are discovered, a profitable market may or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

NOVAGOLD RESOURCES INC.
Consolidated Balance Sheets-Audited
in thousands of Canadian dollars

	November 30, 2004	November 30, 2003
	$	$
Assets
Current assets
Cash and cash equivalents	56,142	59,747
Restricted cash	469	54
Accounts receivable	192	189
Amounts receivable from related party	13	13
Inventory	39	99
Deposits and prepaid amounts	1,174	733
	58,029	60,835

Accounts and officer loan receivable	710	215
Land	1,757	1,683
Property, plant and equipment	1,131	660
Mineral properties and related deferred costs	147,126	36,330
Investments	1,641	130
Reclamation deposit	105	105
	210,499	99,958
Liabilities
Current liabilities
Accounts payable and accrued liabilities	6,867	4,560
Loan payable	200	200
Provision for reclamation costs	899	1,136
	7,966	5,896

Officer loan payable	204	215
Deferred tenant inducements	-	119
Deferred income	21	-
Provision for reclamation costs	536	536
Minority interest	-	9,130
Future income taxes	30,262	-
	38,989	15,896
Shareholders’ equity
Share capital	247,511	157,475
Contributed surplus	820	820
Stock-based compensation	5,811	23
Deficit	(82,632)	(74,256)
	171,510	84,062

	210,499	99,958

(See notes to consolidated financial statements)

[signed: Rick Van Nieuwenhuyse]	Director	[signed: James Philip]	Director
Approved by the Board of Directors

NOVAGOLD RESOURCES INC.
Consolidated Statements of Operations and Deficit-Audited
For the years ended November 30, 2004, 2003 and 2002
 in thousands of Canadian dollars, except per share amounts

	2004	2003	2002
	$	$	$
Revenue
Land, gravel, gold and other revenue	2,462	1,246	2,124
Interest income	1,289	346	196
	3,751	1,592	2,320

Cost of sales	282	333	238
	3,469	1,259	2,082
Expenses and other
Corporate development and	771	772	1,425
communication
Exploration	-	120	39
Foreign exchange loss	(56)	1,111	(303)
Gain on settlement of convertible royalty	-	-	(105)
General and administrative	2,263	1,834	1,271
Mineral property recovery in excess of	(109)	-	-
costs
Professional fees	851	836	1,401
Stock-based compensation	5,788	23	-
Wages and benefits	2,203	1,927	898
Write-down of mineral properties	250	1,586	913
Write-down of investments	-	105	-
	11,961	8,314	5,539

Loss from equity investment	-	(36)	-

Minority interest	116	138	-

Loss for the year	(8,376)	(6,953)	(3,457)

Deficit - Beginning of year	(74,256)	(67,303)	(63,846)

Deficit - End of year	(82,632)	(74,256)	(67,303)
Loss per share
Basic and diluted	(0.14)	(0.14)	(0.10)

Weighted average number of shares	59,160,082	48,683,103	35,929,200

(See notes to consolidated financial statements)

NOVAGOLD RESOURCES INC.
Consolidated Statements of Cash Flows-Audited
For the years ended November 30, 2004, 2003 and 2002
in thousands of Canadian dollars

	2004	2003	2002
	$	$	$
Cash flows from (used in) operating activities
Loss for the year	(8,376)	(6,953)	(3,457)
Items not affecting cash
Accretion of interest on convertible instruments	-	-	62
Amortization	210	158	275
Foreign exchange (gain) loss	(56)	773	60
Gain on settlement of convertible royalty	-	-	(105)
Loss from equity investment	-	36	-
Mineral property recovery in excess of cost	(109)	-	-
Minority interest	(116)	(138)	-
Stock-based compensation	5,788	23	-
Write-down of mineral properties	250	1,586	913
Write-down of investments	-	105	-
	(2,409)	(4,410)	(2,252)
Net change in non-cash working capital
(Increase) decrease in accounts receivable, deposits and prepaid amounts	(433)	1,517	(1,564)
(Increase) decrease in inventory	60	(7)	(81)
Increase (decrease) in accounts
payable and accrued liabilities	(426)	(2,102)	2,460
	(3,208)	(5,002)	(1,437)
Financing activities
Proceeds from issuance of common shares - net	25,925	46,071	36,734
Repayment of convertible royalty	-	-	(1,139)
	25,925	46,071	35,595
Investing activities
Acquisition of property, plant and equipment	(800)	(612)	(229)
Acquisition of subsidiary	-	(2,213)	-
Cash acquired with subsidiary	-	1,504	-
Financing of subsidiary	-	7,048	-
Expenditures on land improvements	(74)	-	-
Expenditures on mineral properties and related deferred costs - net	(25,909)	(7,296)	(13,964)
Increase in accounts payable and accrued liabilities	2,506	679	-
Increase in restricted cash	(415)	(54)	-
Increase in accounts receivable	(506)	-	-
Investments	(1,180)	-	-
Tenant inducements	-	119	-
	(26,378)	(825)	(14,193)
Effect of exchange rate changes on cash and cash equivalents	56	(884)	-
Increase (decrease) in cash and cash equivalents during the year	(3,605)	39,360	19,965
Cash and cash equivalents - Beginning of the year	59,747	20,387	422
Cash and cash equivalents - End of the year	56,142	59,747	20,387

(See notes to consolidated financial statements)

Item Six – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Executive Officer

Robert J. (Don) MacDonald, Chief Financial Officer, Senior Vice-President and Corporate Secretary, (604) 669-6227.

Item Nine – Date of Report

Executed this 4th day of March, 2005 at Vancouver, British Columbia by Robert J. (Don) MacDonald, Chief Financial Officer, Senior Vice-President and Corporate Secretary.

News Release	AMEX, TSX Symbol: NG

NovaGold Resources announces Financial Results for the Year ended
November 30, 2004

1 March 2005 – Vancouver, NovaGold Resources Inc. (TSX:NG; AMEX:NG) is pleased to report its financial and operating results for the year ended November 30, 2004. Details of the Company’s financial results are described in the audited consolidated financial statements and Management’s Discussion and Analysis, this and the details on each of the Company’s projects including resource estimates can be found on the Company’s website www.novagold.net and on SEDAR www.sedar.com.

Management’s Discussion and Analysis

General

This Management’s Discussion and Analysis of NovaGold Resources Inc. (NovaGold or the Company) is dated February 28, 2005 and provides an analysis of NovaGold’s financial results for the year ended November 30, 2004 compared to the previous year. At February 25, 2005 the Company has 66.1 million common shares issued and outstanding. The following information should be read in conjunction with the Company’s November 2004 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). The accounting policies have been consistently followed in preparation of these financial statements except that at December 1, 2003 the Company prospectively adopted the revised requirements of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 “Accounting for Stock-Based Compensation and Other Stock-Based Payments”. All amounts are expressed in Canadian dollars unless otherwise indicated.

On July 15, 2004, the Company acquired all of the approximately 45% of the outstanding common shares of SpectrumGold Inc. (SpectrumGold) not previously held by the Company in a share exchange at a ratio of 1 share of the Company for each 1.35 shares of SpectrumGold. The Company issued 8,573,518 common shares to SpectrumGold shareholders to acquire the remaining interest at a deemed price of $6.41 per share, being the market price at the date the proposed arrangement was announced. On July 15, 2004, the Company also assumed existing SpectrumGold stock options, warrants and a property option agreement under which 1,734,072, 74,074, and 222,222 of the Company’s shares were issuable to the holders, respectively, and SpectrumGold became NovaGold Canada Inc. The total purchase price allocated to the shares issued and convertible instruments assumed was $64.1 million of which $9.4 million was allocated to the book value of acquired minority interest and $85.0 million was added to the carrying value of the Galore Creek project including $30.3 million provided for future income taxes under purchase accounting. The minority interest shown in the consolidated statements of operations and deficit relates only to the period to July 15, 2004.

Description of Business

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is advancing four of the largest undeveloped resources in North America: the Galore Creek gold-silver-copper project, the Donlin Creek gold project in partnership with Placer Dome, the Ambler project in partnership with subsidiaries of Rio Tinto and the Company’s Nome, Alaska operations. NovaGold had $56 million of cash at November 30, 2004 with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. The Company is listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol “NG”.

The Company’s major properties are:

•	a joint venture interest in the Donlin Creek gold property in Alaska,
•	the Galore Creek gold-silver-copper property in northwest British Columbia,
•	the Ambler copper-zinc-silver-gold property in Alaska, and
•	the Rock Creek, Big Hurrah and Nome Gold properties near Nome, Alaska.

Donlin Creek
The Company’s flagship project is the Donlin Creek property which contains a measured and indicated resource estimated at 11 million ounces of gold and an inferred resource estimated at 14.3 million ounces of gold, making it one of the largest undeveloped gold resources in North America. The Company’s 70% interest in Donlin Creek is held through a joint venture with Placer Dome US (Placer Dome). Placer Dome became manager of the joint venture effective November 2002 and can earn a 70% interest (diluting NovaGold to 30%) in the joint venture by expending US$32 million on the property, completing a bankable feasibility study and making a positive construction decision, for a mine that would produce at least 600,000 ounces of gold per annum, on or before November 2007. At the current daily production throughput being contemplated of 30,000 tonnes per day the property would produce at least 1,000,000 ounces per annum of gold for multiple years.

Galore Creek
The Company’s Galore Creek property is held under a 100% option by NovaGold, and contains an indicated resource estimated at 3.6 million ounces of gold and 4.0 billion pounds of copper and an inferred resource estimated at 1.4 million ounces of gold and 0.9 billion pounds of copper, and is one of the largest undeveloped gold-copper resources in North America. NovaGold also has an option to earn an 80% interest in the nearby Copper Canyon deposit which contains an additional inferred resource of 2.8 million ounces of gold, 38 million ounces of silver and 1.2 billion pounds of copper. In addition there are several other identified deposits for which resources are currently being estimated. Based on a Preliminary Economic Assessment conducted by the international, independent engineering services firm Hatch, a 30,000 tpd milling operation could produce 200 million pounds of copper concentrate containing 270,000 ounces of gold and 1.8 million ounces of silver annually during the first five years of mine life.

Ambler
The Ambler project is located approximately 180 miles southeast of the largest zinc mine in the world: Teck-Cominco's Red Dog mine in northwestern Alaska. NovaGold is acquiring a 51-per-cent interest in the Ambler property through an option agreement with Kennecott Exploration Company and Kennecott Arctic Company, subsidiaries of Rio Tinto plc. NovaGold is manager of the project through to the completion of a final positive feasibility study. An historic inferred resource of 36.3 million tonnes grading 4% copper, 5.5% zinc, 0.8% lead, 0.7 g/t gold and 54.9 g/t silver has been estimated for the Arctic deposit, one of a series of massive sulfide copper-zinc-lead-gold-silver deposits in the Ambler Mining district. This resource contains 3.2 billion pounds of copper, 4.2 billion pounds of zinc and 640 million pounds of lead, 817,000 ounces of gold and 62.1 million ounces of silver.

Nome Operations
The Nome Operations consist of three separate advanced development stage projects located near the town of Nome, Alaska: Rock Creek, Big Hurrah and Nome Gold – all owned 100% by NovaGold. Each one is described below:

Rock Creek
The Rock Creek property is located 8 miles north of Nome, Alaska and contains a measured and indicated resource estimated at 0.55 million ounces of gold and an inferred resource estimated at 0.56 million ounces of gold. Independent engineering firm Norwest Corporation completed a Preliminary Economic Study on the Rock Creek property for the Company in August 2003 and the Company has since initiated a Feasibility Study to evaluate the economics for the development of a mine that could produce 100,000 ounces of gold annually.

Big Hurrah
The Big Hurrah property is located 40 miles east of Nome, Alaska on the existing road system. The Company is currently evaluating an historical resource containing approximately 100,000 ounces of near-surface gold mineralization that could be mined and trucked to a milling facility located at Rock Creek. This smaller, but higher grade material would supplement the Rock Creek deposit.

Nome Gold
The Nome Gold property is located 3 miles north of Nome, Alaska and contains a measured and indicated resource estimated at 1.2 million ounces of gold and an inferred resource estimated at 1.1 million ounces of gold. The resources are hosted by near-surface unconsolidated sands and gravels.

More than 4 million ounces of gold have been extracted from the land owned by the Company since discovery around 1900. Mining was shut-down on the project in 1998 due to low gold prices at the time. In 2004 the Company commenced engineering studies to evaluate the viability of restarting mining operations at the property using modern mining and milling techniques. This work will continue in 2005.

Results of Operations

Revenues from the Company’s land and gravel sales, gold royalties and other revenues were $2.5 million during the year ended November 30, 2004 compared with $1.2 million in 2003 and $2.1 million in 2002. The increase in revenues is mainly due to increased land sales within the Nome, Alaska city limits. Interest income increased to $1.3 million for the year ended November 30, 2004 compared with $0.3 million in 2003 and $0.2 million in 2002 due to the Company’s larger cash balances held during the year and the implementation of a formal cash management program in 2003. The Company had anticipated a significant land sale for the expansion of the Nome airport in 2004 however, in February 2005, the Company received notification that the authorities will not be pursuing the airport expansion.

Expenses were $12.0 million for the year ended November 30, 2004 compared with $8.3 million in 2003 and $5.5 million in 2002, including in those years $5.8 million, $23,000 and zero, respectively, for stock based compensation for which an equivalent amount was added to shareholders’ equity. Under the new CICA rules there was a charge for stock-based compensation of $5.8 million during the year for options granted to directors, officers, employee and service providers. As permitted by the new rules in CICA 3870, the Company elected for the year ended November 30, 2003 not to apply fair value accounting and to measure the compensation cost using the intrinsic value method for awards of stock options to officers, employees and directors under the Company’s stock-based compensation plan and to only recognize the stock-based compensation charge of $23,000 for options granted to non-employees. There was no comparable charge in 2002.

Other items of significance are the write-downs of mineral properties and the foreign exchange gain or loss. The Company recorded a mineral property write-down of $0.3 million during 2004 compared with $1.6 million in 2003 and $0.9 million in 2002. In 2004, the write-down is associated with the Company’s plans to sell 650399 BC Ltd (BC Ltd), a wholly-owned subsidiary of NovaGold Canada Inc. which holds the Company’s Yukon and British Columbia assets other than Galore Creek and its adjacent properties. Since the proceeds from the sale of BC Ltd are anticipated to be $0.3 million less than the assets’ original book value, the Company wrote-down the assets by the same amount. In 2003, the transfer of the Company’s Yukon properties to BC Ltd. resulted in a $1.5 million write-down. The Company recorded a $0.1 million foreign exchange gain in 2004 compared with a $1.1 million foreign exchange loss in 2003 and a $0.3 million gain in 2002. The foreign exchange loss in 2003 was mainly due to the effect of the strengthening of the Canadian dollar during that year on the Company’s US dollar cash positions early in 2003.

Overall general and administrative costs, wages and benefits, corporate development and communications, and professional fees have increased to $6.1 million in 2004 compared with $5.4 million in 2003 and $5.0 million in 2002. General and administrative costs have increased largely because of increased insurance, regulatory, legal and stock exchange fees, and costs of the Company’s expanded listings of its securities. Wages and benefits have increased due to the expansion of staff resources in all areas of the Company required to meet the needs created by increased business including expenditures on mineral exploration and development.

The Company had a net loss of $8.4 million (or $0.14 per share) for the year ended November 30, 2004, compared with a net loss of $7.0 million (or $0.14 per share) in 2003 and a net loss of $3.5 million (or $0.10 per share) in 2002. The net loss in 2004 would have been $2.6 million (or $0.04 per share) excluding the non-cash stock-based compensation charge of $5.8 million during the year. After removing the impact of stock-based compensation, the decrease in net loss is due mainly to increased land sales at the Nome operations and increased interest income from the Company’s cash balances.

Selected Financial Data

The following annual and quarterly information are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).

Annual Information
Fiscal years ended November 30, 2004, 2003 and 2002, in $000’s except per share amounts:

	2004	2003	2002
	$	$	$
Net revenues	3,469	1,259	2,082
Expenses and other	(11,845)	(8,212)	(5,539)
Loss for the year	(8,376)	(6,953)	(3,457)
Loss per share – basic and diluted	(0.14)	(0.14)	(0.10)
Expenditures on mineral properties and related deferred costs(1) USA Canada	8,455 102,591(2)	5,877 4,637	13,872 92
Total assets	210,499	99,958	52,723
Total long term financial liabilities	(740)	(751)	(1,496)
Minority interest	-	(9,130)	-

Quarterly Information
In $000’s except per share amounts, for the fiscal quarters ended:

	11/30/04 $	8/31/04 $	5/31/04 $	2/29/04 $	11/30/03 $	8/31/03 $	5/31/03 $	2/28/03 $
Net revenues	946	1,207	581	735	575	359	99	226
Loss for the quarter	(1,263)	(286)	(6,533)	(294)	(1,537)	(636)	(3,420)	(1,360)
Loss per share – basic and diluted	(0.01)	(0.00)	(0.12)	(0.01)	(0.02)	(0.01)	(0.08)	(0.03)
Expenditures on mineral properties and related deferred costs(1) USA Canada	3,852 7,621	3,153 92,980(2)	970 1,553	480 437	2,916 (109)	1,942 4,700	781 24	238 22
(1)	Expenditures on mineral properties and related deferred costs include fair value adjustments and are net of recoveries and option payments received.
(2)	An excess of purchase price over book value of $84,958,000, including deferred tax provision of $30,262,000, was allocated to Galore Creek on the acquisition of SpectrumGold Inc. as restated.

The Company carries out exploration activities in Canada and the United States. The Company’s exploration activities are seasonal in nature and programs tend to start late in the spring and complete by November. During the fourth quarter, the Company expended $11.5 million on mineral properties and related deferred costs. Of this amount, $7.4 million related to spending at the Galore Creek project located in northern British Columbia and $1.8 million related to spending at the Rock Creek project located in Nome, Alaska. Also during the fourth quarter, the Company’s board of directors approved a new non-executive directors’ fees payment for the entire year of $0.1 million.

Factors that can cause fluctuations in the Company’s quarterly results are the timing of the Nome land sales, stock option grants and the write-offs of mineral property costs previously capitalized. The majority of the Company’s properties are not yet in production, consequently the Company believes that its loss (and consequent loss per share) is not a significant factor to investors in the Company. Although the Company’s sales revenues are denominated in US dollars and a portion of the expenses are denominated in US dollars, the Company’s cash balances, which are significantly larger than those US amounts, are predominately in Canadian funds and therefore the Company has not been materially susceptible to currency variations in 2004.

Liquidity and Capital Resources

The Company expended $3.2 million on net operating activities during the year ended November 30, 2004 compared with $5.0 million in 2003 and $1.4 million in 2002.

The Company generated net proceeds from financing activities of $25.9 million in 2004 compared with $46.1 million in 2003 and $35.6 million in 2002. The majority of the proceeds arose from private placement share issuances. On October 28, 2004 the Company issued by way of private placement 1,980,200 flow-through common shares at $10.10 per flow-through common share for net proceeds of $18.9 million. As part of this offering, certain directors and employees of the Company purchased 79,600 flow-through common shares. In addition, 99,010 warrants exercisable at $10.10 per share were issued to the agents as part of the private placement of which all of the warrants are outstanding as of the date of this report. An amount equivalent to the gross proceeds of $20.0 million will be renounced for Canadian tax purposes to the purchasers effective December 31, 2004. Under new CICA guidelines, approximately $7.0 million will be deducted from share capital and added to deferred income taxes at the time of renunciation to reflect the tax deductions foregone by the Company. The Company received net proceeds of $33.1 million in 2003 and $31.6 million in 2002 from the issuance of common shares from private placements. The Company received $7.8 million in 2004 from the exercise of stock options and warrants compared to $13.0 million in 2003 and $5.2 million in 2002.

The Company expended $26.4 million on investing activities during 2004 compared with $0.9 million net in 2003 and $14.2 million in 2002. During the year, the Company expended $1.2 million on investments, the largest being a $1.0 million purchase of shares in Pioneer Metals as part of the option on the Grace property, located immediately north of the Galore Creek property. The Company expended $25.9 million in 2004 on mineral properties and related deferred costs compared with $7.3 million in 2003 and $14.0 million in 2002. The majority of the 2004 mineral property expenditures occurred at the Galore Creek and Rock Creek projects. The Company significantly expanded mineral resources at the Galore Creek project and undertook new studies on the potential of developing a mine at the Rock Creek property. In 2003, the Company transferred its Yukon and British Columbia assets into SpectrumGold and initially held less than 50% ownership. Subsequently, the Company participated in a number of private placements in SpectrumGold and secured a controlling interest. The share transactions in SpectrumGold gave rise to several fair value adjustments. In 2002, the primary focus of mineral property expenditures was on the Donlin Creek property in Alaska, USA. In 2002, the Company exceeded US$10 million of expenditures on the Donlin Creek gold property, and thereby earned a 70% interest in the project from Placer Dome, subject to certain back-in rights which Placer Dome has elected to pursue.

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations. The majority of the Company’s expenditures on its properties are of a discretionary nature.

At November 30, 2004, the Company’s aggregate commitments for operating leases totaled $3.3 million. These operating leases include the Company’s leased head office location and certain office equipment. The future minimum lease payments at the year-end are approximately as follows:

in thousands of Canadian dollars
$
2005	117
2006	287
2007	289
2008	285
2009	285
Thereafter	2,013

The Company has no significant financial or other instruments except that its cash balances are largely invested in high quality commercial or bank paper with terms of less than three months that can be easily liquidated.

Outlook

At November 30, 2004 the Company had cash and cash equivalents of $56.1 million. On October 28, 2004 the Company issued by way of private placement 1,980,200 flow-through shares (FTS) for gross proceeds of $20,000,020. Under the FTS agreements the Company agreed to renounce $20,000,020 of qualifying expenditures to the investors effective December 31, 2004, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2005. The Company intends to spend the entire amount on the Galore Creek project located in northern British Columbia prior to December 31, 2005.

In 2005, the Company has budgeted to invest a minimum of $37 million on exploration and development programs on its properties. This work is anticipated to include a minimum of 60,000 meters of drilling with the majority of the work focused on the Galore Creek, Rock Creek and Ambler projects.

At the Galore Creek project, the Company plans to spend $20 million on at least 50,000 meters of drilling with the objective to advance the Inferred mineral resource at Galore to the Indicated category for which quantity, quality and physical characteristics of the deposit can be estimated with confidence to support mine planning and the overall economic viability of the project. The Company plans to spend a minimum $5 million on project engineering and environmental work. The objectives are to complete a pre-feasibility level assessment of the project by mid-2005 using updated resource models from 2004 drilling and latest engineering estimates, to complete an in-fill drilling program to convert inferred mineralization into indicated in all areas, to complete all field engineering studies required to complete a feasibility study by mid-2006, to complete collection and analysis of baseline environmental data and to prepare a formal environmental assessment document and key permit applications for submission by the end of 2005, and to continue to build on our relationship with the Tahltan First Nations and to conclude a legal agreement with the Tahltan regarding project development.

At the Rock Creek project the final feasibility study has been initiated using the services of the independent engineering firm Norwest Corporation. The Company is completing additional in-fill drilling and metallurgical testwork as part of the final feasibility study. The budget of US$4 million is planned for the development work in 2005 with the objective of the program to advance Rock Creek to a stage of being fully permitted and ready to construct. A further US$1.75 million is anticipated to be expended, mainly on drilling at the Big Hurrah project, located 45 miles from Rock Creek.

The Company is still assessing the results of the 2004 season work at both the Galore Creek and Rock Creek projects and may change the planned expenditures on those projects dependent on the final 2004 season results.

At the Ambler project, the Company plans to spend US$4 million on 6,000 meters of drilling with the objectives to advance the project to Scoping level by continuing the drilling program to define the resource, complete transportation and energy studies, increase the resource base by testing possible ore zone extensions defined through deposit modeling, and confirm and expand mineralization on select outlying prospects and targets.

No financial contribution is required by NovaGold in 2005 for the Donlin Creek project but US$11 million is budgeted to be invested by Placer Dome on engineering and environmental studies for development of the project. Studies in 2004 identified feasible alternatives for project access and power supply.

Related Party Transactions

Effective July 31, 2004, the Company entered into an option agreement with an officer of the Company for the Illinois Creek property located in Alaska, USA for an initial payment of US$20,000. The Company has the option to acquire 100% of the property by making payments totalling US$0.25 million by April 30, 2009, expending US$1.5 million on exploration on the property and making a further payment of US$1.0 million within 30 days of completion of the payments and expenditures, subject to certain extensions. The officer retains a 2% net smelter royalty on the property a portion of which may be purchased by the Company on fixed terms.

The Company is in the process of selling BC Ltd, which holds the Company’s Yukon and British Columbia assets other than the Galore Creek and its adjacent properties. The purchaser is a newly formed company whose president is a director of NovaGold. The proceeds from the sale of BC Ltd are anticipated to be shares in the new company at a deemed value of $2.75 million, plus a cash payment equivalent to the cash existing in BC Ltd at the time of the sale. The sale proceeds are equivalent to the consolidated book value of the assets in BC Ltd and thus no gain or loss on the sale is anticipated. The Company intends to option back certain exploration rights to the Brewery Creek property from the purchaser.

Critical Accounting Estimates

The most critical accounting principles upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and the amount of future reclamation obligations.

Mineral Properties and Related Deferred Costs
The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the CICA Handbook Section 3063 “Impairment of Long-Lived Assets”.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows expected to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof. The discovery or establishment of adequate reserves is dependent on successful exploration. Competition for exploration resources at all levels is currently very intense, particularly affecting availability of manpower, drill rigs and helicopters. As a result of this, and other factors inherent in exploration, the Company has uncertainty that it will be able to carry out its planned exploration programs.

Reclamation Costs
The amounts recorded for reclamation costs are estimates based on engineering studies and management’s assessment of the work that is anticipated to remediate old mine workings of the Company’s Nome Gold and Murray Brook sites, and exploration remediation at the Galore Creek project. Actual results could differ from these estimates.

The Company’s accounting policies are described in note 2 to the consolidated financial statements.

Change in Accounting Policies

On December 1, 2003 the Company prospectively adopted the revised requirements of Handbook Section 3870 “Accounting for Stock-Based Compensation and Other Stock-Based Payments” whereby the fair value of awards to both employees and non-employees are charged to the income statement. The Company granted 1,860,000 stock options to directors, officers, employees and service providers and recorded a stock-based compensation charge of $5.8 million during the year.

Risk Factors

Exploration and Development
Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

The Company is earning an interest in certain of its key properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions include making property payments, incurring exploration expenditures on the properties, and satisfactory completion of certain pre-feasibility studies and third party agreements. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-down its previously capitalised costs related to that property.

Resource Estimates
There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the measured and indicated levels of gold will be realized. Declines in the market price for gold may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

Price Volatility-Gold and Other Metals
The market price for gold and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold and other metals are discovered, a profitable market may or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

About NovaGold

NovaGold is a precious metals company focused on creating value through the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is advancing four of the largest undeveloped resources in North America: the Galore Creek gold-silver-copper project, the Donlin Creek project in partnership with Placer Dome, the Ambler Project in partnership with Rio Tinto, and the Company’s Nome, Alaska Operations. NovaGold has 63.3 million shares outstanding, is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at www.novagold.net.

For more information contact:

Don MacDonald, CA	Greg Johnson
Senior VP & CFO	VP Corporate Development
E-mail:don.macdonald@novagold.net	E-mail:greg.johnson@novagold.net

Phone (604) 669-6227 Toll Free 1-866-669-6227

Forward-Looking Statements

The Management’s Discussion and Analysis contains forward-looking statements concerning anticipated developments in NovaGold's operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. These forward-looking statements are set forth principally under the heading "Outlook" in the Management’s Discussion and Analysis. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NOVAGOLD RESOURCES INC.
Consolidated Balance Sheets-Audited
 in thousands of Canadian dollars

	November 30, 2004	November 30, 2003
	$	$
Assets
Current assets
Cash and cash equivalents	56,142	59,747
Restricted cash	469	54
Accounts receivable	192	189
Amounts receivable from related party	13	13
Inventory	39	99
Deposits and prepaid amounts	1,174	733
	58,029	60,835

Accounts and officer loan receivable	710	215
Land	1,757	1,683
Property, plant and equipment	1,131	660
Mineral properties and related deferred costs	147,126	36,330
Investments	1,641	130
Reclamation deposit	105	105
	210,499	99,958
Liabilities
Current liabilities
Accounts payable and accrued liabilities	6,867	4,560
Loan payable	200	200
Provision for reclamation costs	899	1,136
	7,966	5,896

Officer loan payable	204	215
Deferred tenant inducements	-	119
Deferred income	21	-
Provision for reclamation costs	536	536
Minority interest	-	9,130
Future income taxes	30,262	-
	38,989	15,896
Shareholders’ equity
Share capital	247,511	157,475
Contributed surplus	820	820
Stock-based compensation	5,811	23
Deficit	(82,632)	(74,256)
	171,510	84,062

	210,499	99,958

(See notes to consolidated financial statements)

[signed: Rick Van Nieuwenhuyse]	Director	[signed: James Philip]	Director
Approved by the Board of Directors

NOVAGOLD RESOURCES INC.
Consolidated Statements of Operations and Deficit-Audited
For the years ended November 30, 2004, 2003 and 2002
 in thousands of Canadian dollars, except per share amounts

	2004	2003	2002
	$	$	$
Revenue
Land, gravel, gold and other revenue	2,462	1,246	2,124
Interest income	1,289	346	196
	3,751	1,592	2,320

Cost of sales	282	333	238
	3,469	1,259	2,082
Expenses and other
Corporate development and	771	772	1,425
communication
Exploration	-	120	39
Foreign exchange loss	(56)	1,111	(303)
Gain on settlement of convertible royalty	-	-	(105)
General and administrative	2,263	1,834	1,271
Mineral property recovery in excess of	(109)	-	-
costs
Professional fees	851	836	1,401
Stock-based compensation	5,788	23	-
Wages and benefits	2,203	1,927	898
Write-down of mineral properties	250	1,586	913
Write-down of investments	-	105	-
	11,961	8,314	5,539

Loss from equity investment	-	(36)	-

Minority interest	116	138	-

Loss for the year	(8,376)	(6,953)	(3,457)

Deficit - Beginning of year	(74,256)	(67,303)	(63,846)

Deficit - End of year	(82,632)	(74,256)	(67,303)
Loss per share
Basic and diluted	(0.14)	(0.14)	(0.10)

Weighted average number of shares	59,160,082	48,683,103	35,929,200

(See notes to consolidated financial statements)

NOVAGOLD RESOURCES INC.
Consolidated Statements of Cash Flows-Audited
For the years ended November 30, 2004, 2003 and 2002
in thousands of Canadian dollars

	2004	2003	2002
	$	$	$
Cash flows from (used in) operating activities
Loss for the year	(8,376)	(6,953)	(3,457)
Items not affecting cash
Accretion of interest on convertible instruments	-	-	62
Amortization	210	158	275
Foreign exchange (gain) loss	(56)	773	60
Gain on settlement of convertible royalty	-	-	(105)
Loss from equity investment	-	36	-
Mineral property recovery in excess of cost	(109)	-	-
Minority interest	(116)	(138)	-
Stock-based compensation	5,788	23	-
Write-down of mineral properties	250	1,586	913
Write-down of investments	-	105	-
	(2,409)	(4,410)	(2,252)
Net change in non-cash working capital
(Increase) decrease in accounts
receivable, deposits and prepaid amounts	(433)	1,517	(1,564)
(Increase) decrease in inventory	60	(7)	(81)
Increase (decrease) in accounts
payable and accrued liabilities	(426)	(2,102)	2,460
	(3,208)	(5,002)	(1,437)
Financing activities
Proceeds from issuance of common shares - net	25,925	46,071	36,734
Repayment of convertible royalty	-	-	(1,139)
	25,925	46,071	35,595
Investing activities
Acquisition of property, plant and equipment	(800)	(612)	(229)
Acquisition of subsidiary	-	(2,213)	-
Cash acquired with subsidiary	-	1,504	-
Financing of subsidiary	-	7,048	-
Expenditures on land improvements	(74)	-	-
Expenditures on mineral properties and related deferred costs - net	(25,909)	(7,296)	(13,964)
Increase in accounts payable and accrued liabilities	2,506	679	-
Increase in restricted cash	(415)	(54)	-
Increase in accounts receivable	(506)	-	-
Investments	(1,180)	-	-
Tenant inducements	-	119	-
	(26,378)	(825)	(14,193)
Effect of exchange rate changes on cash and cash equivalents	56	(884)	-
Increase (decrease) in cash and cash equivalents during the year	(3,605)	39,360	19,965
Cash and cash equivalents - Beginning of the year	59,747	20,387	422
Cash and cash equivalents - End of the year	56,142	59,747	20,387

(See notes to consolidated financial statements)